Exhibit 97
SPRUCE POWER HOLDING CORPORATION
CLAWBACK POLICY
(adopted as of December 1, 2023)
INTRODUCTION
The Board of Directors (the “Board”) of Spruce Power Holding Corporation (the “Company”) believes that it is in the best interests of the Company and its stockholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company's pay-for-performance compensation philosophy. The Board has therefore adopted this policy (this “Policy”) which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under securities laws. This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 and any applicable rules or standards adopted by the Securities and Exchange Commission (the “SEC”) or any national securities exchange on which the Company's securities are listed (collectively, the “Applicable Rules”).
ADMINISTRATION
This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee, in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals.
COVERED EXECUTIVES
This Policy applies to the Company's current and former executive officers, as determined by the Board in accordance with the Applicable Rules (the “Covered Executives”). This Policy applies to any Covered Executive who receives Incentive Compensation after such Covered Executive began service as an executive officer and who served as an executive officer at any time during the performance period for the Incentive Compensation.
RECOUPMENT; ACCOUNTING RESTATEMENT
In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Board will require reimbursement or forfeiture of any excess Incentive Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement. Such recoupment shall be made reasonably promptly after the Company is required to prepare such an accounting restatement.
For these purposes, the date the Company is required to prepare an accounting restatement will be the earlier of:
•the date the Company’s board of directors, a committee of the board of directors, or the officer or officers of the Company authorized to take such action if board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement; or

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•the date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement.
INCENTIVE COMPENSATION
For purposes of this Policy, Incentive Compensation means any compensation that is granted, earned or vested based wholly or in part on the attainment of a Financial Reporting Measure, and may include the following:
•Annual bonuses and other short- and long-term cash incentives.

•Stock options.

•Stock appreciation rights.

•Restricted stock.

•Restricted stock units.

•Performance shares.

•Performance units.
Financial Reporting Measures are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the SEC. Examples of Financial Reporting Measures include:
•Company stock price.

•Total stockholder return.

•Revenues.

•Net income.

•Earnings before interest, taxes, depreciation, and amortization (EBITDA).

•Funds from operations.

•Liquidity measures such as working capital or operating cash flow.

•Return measures such as return on invested capital or return on assets.

•Earnings measures such as earnings per share.

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EXCESS INCENTIVE COMPENSATION: AMOUNT SUBJECT TO RECOVERY
The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, computed without regard to any taxes paid, as determined by the Board.
If the Board cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.
The Company will maintain documentation of the determination of the amount to be recovered.
METHOD OF RECOUPMENT
The Board will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation:
•requiring reimbursement of cash Incentive Compensation previously paid;

•seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

•offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;

•cancelling outstanding vested or unvested equity awards; and/or

•taking any other remedial and recovery action permitted by law, as determined by the Board.
NO INDEMNIFICATION
The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.
INTERPRETATION
The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of the Applicable Rules.
EFFECTIVE DATE
This Policy shall be effective as of October 2, 2023 (the “Effective Date”) and shall apply to Incentive Compensation that is approved, awarded or granted to Covered Executives on or after that date.
AMENDMENT; TERMINATION
The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect any changes in the Applicable Rules. The Board may terminate this Policy at any time.

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OTHER RECOUPMENT RIGHTS
The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.
IMPRACTICABILITY
The Board shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Board in accordance with the Applicable Rules.
SUCCESSORS
This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

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